EXHIBIT 21.1

CAMPBELL RESOURCES INC.
SIGNIFICANT SUBSIDIARIES
December 31, 2001

     The following significant subsidiaries are consolidated in the financial statements submitted as a part of this report:

		Percentage of
	Jurisdiction of	Voting Securities
	Incorporation	Owned

Controlled by Campbell Resources Inc.:
Meston Resources Inc.	Quebec	100%
MSV Resources Inc.	Quebec	100%
GeoNova Explorations Inc.	Canada	100%

Controlled by Meston Resources Inc.
Meston Investments Limited	Cayman Islands	100%